UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 7)

DYNEGY INC.
(Name of Subject Company)

DYNEGY INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE,
INCLUDING THE ASSOCIATED RIGHTS
(Title of Class of Securities)

26817G300
(CUSIP Number of Class of Securities)

Kent R. Stephenson
General Counsel
Dynegy Inc.
1000 Louisiana, Suite 5800
Houston, Texas 77002
(713) 507-6400

With copies to:

Joseph B. Frumkin
Krishna Veeraraghavan
Sullivan & Cromwell
125 Broad Street
New York, NY 10004
(212) 558-4000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  INTRODUCTION

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) by Dynegy Inc. (the “Company”) on December 30, 2010, as amended (as may be further amended or supplemented from time to time, the “Statement”). The Statement relates to the tender offer by IEH Merger Sub LLC, a Delaware limited liability company (the “Offeror”) and a wholly-owned subsidiary of Icahn Enterprises Holdings L.P. (“IEH”), and IEH, as a co-bidder, as disclosed in a Tender Offer Statement on Schedule TO dated December 22, 2010, as amended (as may be further amended or supplemented from time to time, the “Schedule TO”), to purchase for cash all of the issued and outstanding shares of common stock of the Company, including the associated rights issued pursuant to the Stockholder Protection Rights Agreement, dated as of November 22, 2010, and as amended on December 15, 2010, between the Company and Mellon Investor Services LLC, as Rights Agent, that are issued and outstanding (such shares of common stock and such rights collectively, the “Shares”), at a price of $5.50 per Share, without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the Offeror’s offer to purchase dated December 22, 2010, as amended or supplemented from time to time, and in the related letter of transmittal, as amended or supplemented from time to time, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3, “Past Contacts, Transactions, Negotiations and Agreements is hereby amended by inserting the following new two paragraphs at the end of the section “Relationship with Current Officers and Directors of the Company—Overview”:

“Effective  February 4, 2011,  J. Kevin Blodgett left his position as General Counsel and Executive Vice President, Administration of the Company to pursue other interests.

Pursuant to the terms of an agreement with the Company, Mr. Blodgett will receive the benefits and payments to which he is entitled under the Dynegy Inc. Executive Severance Pay Plan. In addition, he will remain eligible for compensation under Dynegy’s short term incentive plan for the 2010 performance year. Also, as part of the agreement, Mr. Blodgett has agreed that he will not be eligible for any benefits or payments under the Dynegy Inc. Executive Change in Control Severance Pay Plan.”

The table appearing in the subsection titled “Long-Term Incentive Awards” of the section captioned “Relationship with Current Officers and Directors of the Company” is hereby amended and supplemented by inserting the following row immediately above the row that starts with the word “TOTAL”:

	Number of Shares of Company Restricted Stock	Value of Company Restricted Stock	Number of Company Phantom Stock Units	Value of Company Phantom Stock Units	Number of Company Performance Awards	Value of Company Performance Awards(1)
“Kent R. Stephenson(3)	9,031	$49,671	22,302	$122,661	3,740	$374,000”

The table following the third paragraph of the subsection titled “Long-Term Incentive Awards” of the section captioned “Relationship with Current Officers and Directors of the Company” is hereby amended and supplemented by inserting the following footnote immediately below footnote number (2):

“(3) On February 4, 2011 J. Kevin Blodgett left his position as General Counsel and Executive Vice President, Administration of the Company to pursue other interests.  Kent R. Stephenson was appointed Senior Vice President and General Counsel, effective as of February 7, 2011.”

The first table appearing in the subsection titled “Change in Control Arrangements” of the section captioned “Relationship with Current Officers and Directors of the Company” is amended and supplemented by inserting the following column at the far right of the table:

“Kent R. Stephenson(2)
Cash Severance (Multiple of Annual Compensation)	$1,514,700
Pro-rated Short-term Incentive Bonus	$75,546
Medical, Dental, Vision and Life Insurance Benefits	$16,526
Outplacement Services	$25,000
Tax Gross-Up	$477,415
TOTAL(1)	$2,109,187”

The first table appearing in the subsection titled “Change in Control Arrangements” of the section captioned “Relationship with Current Officers and Directors of the Company” is amended and supplemented by inserting the following footnote immediately below footnote (1):

“(2) On February 4, 2011 J. Kevin Blodgett left his position as General Counsel and Executive Vice President, Administration of the Company to pursue other interests.  Kent R. Stephenson was appointed Senior Vice President and General Counsel, effective as of February 7, 2011.”

The second table appearing in the subsection titled “Change in Control Arrangements” of the section captioned “Relationship with Current Officers and Directors of the Company” is amended and supplemented by inserting the following at the bottom thereof:

	Offer /Merger Acceleration Time(1)	Severance Change in Control(2)	Overall Total
Kent R. Stephenson*
Cash Severance (Multiple of Annual Compensation)	—	$1,514,700
Pro-rated Short-term incentive bonus	—	$75,546
Vested/accelerated Company Stock Options(3)	—	—
Accelerated Company Restricted Stock	$49,671	—
Accelerated Company Phantom Stock Units	$122,661	—
Accelerated Company Performance Awards(4)	$374,000	—
Common Stock owned outright (includes 401K Shares)(5)	$50,397	—
Incremental non-qualified pension(6)	—	$26,850
Medical, dental and vision and life insurance benefits	—	$16,526
Out-placement services	—	$25,000
280G tax gross-up	—	$477,415
Total	$596,729	$2,136,037	$2,732,766

* On February 4, 2011 J. Kevin Blodgett left his position as General Counsel and Executive Vice President, Administration of the Company to pursue other interests.  Kent R. Stephenson was appointed Senior Vice President and General Counsel, effective as of February 7, 2011.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DYNEGY INC.

Dated: February 9, 2011	By:	/s/ Kent R. Stephenson
	Name:	Kent R. Stephenson
	Title:	Senior Vice President and General Counsel